Exhibit 99.2

STERLITE INDUSTRIES (INDIA) LIMITED
Regd. Office: SIPCOT Industrial Complex,
Madurai Bypass Road, TV Puram P.O., Tuticorin-628002, Tamilnadu
UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH JUNE 2011

		(Rs.in crore except as stated)
		Quarter ended	Quarter ended	Accounting Year
S.		30.06.2011	30.06.2010	ended 31.03.2011
No.	Particulars	(Unaudited)	(Unaudited)	(Audited)
1	(a) Net Sales/Income from Operations	4,169.72	3,187.97	15,295.00
	(b) Other Operating Income	2.91	1.48	15.29
	Total Income	4,172.63	3,189.45	15,310.29
2	Expenditure
	a. (Increase)/decrease in stock in trade and work
	in progress	(66.11)	38.09	(296.00)
	b. Consumption of raw materials #	3,755.51	2,719.80	13,976.21
	c. Purchases of traded goods	1.18	1.72	17.20
	d. Employees Cost	21.81	20.82	88.57
	e. Depreciation	37.84	38.07	152.65
	f. Other expenditure	192.03	228.32	828.72
	Total Expenditure	3,942.26	3,046.82	14,767.35
3	Profit from Operations before Other Income, Interest & Exceptional Items	230.37	142.63	542.94
4	Other Income	389.59	549.19	1,608.80
5	Profit before Interest & Exceptional Items	619.96	691.82	2,151.74
6	Interest & Finance Charges @	130.87	116.18	277.46
7	Profit from Ordinary Activities before tax after Exceptional Items	489.09	575.64	1,874.28
8	Tax expenses including Current & Deferred	146.23	156.21	454.57
9	Net Profit from Ordinary activities after Tax	342.86	419.43	1,419.71
10	Extraordinary Items (net of tax)	—	—	—
11	Net Profit for the period after Extraordinary Items	342.86	419.43	1,419.71
12	Paid-up equity share capital (Face value of Re. 1 each)	336.12	336.12	336.12
13	Reserves excluding Revaluation Reserves (As per previous year’s Balance Sheet)			22,892.78
14	Earnings Per Share (Rs.) (Not annualised)*
	—Basic EPS	1.02 *	1.25 *	4.22
	—Diluted EPS	0.96 *	1.12 *	3.81
15	Public Shareholding (Excluding shares against which ADRs are issued)
	— Number of Shares	1,151,445,284	1,103,272,266	1,149,541,946
	— Percentage of Shareholding	34.26%	32.82%	34.20%
16	Promoters & promoter group Shareholding (Excluding shares against which ADRs are issued) $
(a)	Pledged/Encumbered
	— Number of Shares	—	—	—
	— Percentage of shares	—	—	—
	(as a % of the total shareholding of promoter and
	promoter group)
(b)	Non-encumbered
	— Number of Shares	1,786,727,678	1,774,568,852	1,774,574,852
	— Percentage of shares	100.00%	100.00%	100.00%
	(as a % of the total shareholding of promoter and
	promoter group)
	— Percentage of shares	53.16%	52.80%	52.80%
	(as a % of the total share capital of the Company)

#	Comprises (net) of exchange (gain)/loss — Rs. (29.79) crore in Q1 FY 2011-12, Rs. 23.83 crore in Q1 FY 2010-11 & Rs. (79.92) crore in FY 2010-11.

@	Comprises (net) of exchange (gain)/loss — Rs. 16.77 crore in Q1 FY 2011-12, Rs. 52.25 crore in Q1 FY 2010-11 & Rs. 3.55 crore in FY 2010-11.

$	The Promoter and Promoter group in addition to the equity shareholding also hold 4.92% of the equity capital in the form of ADR represented by 16,54,87,852 equity shares.

		Quarter ended	Quarter ended	Accounting Year
S.		30.06.2011	30.06.2010	ended 31.03.2011
No.	Segment Information	(Unaudited)	(Unaudited)	(Audited)
1	Segment Revenue
a)	Copper	4,042.21	3,000.64	14,791.17
b)	Phosphoric Acid	162.92	220.79	619.11
c)	Others	—	—	—
	Total	4,205.13	3,221.43	15,410.28
	Less: Inter Segment Revenues	35.41	33.46	115.28
	Net Sales/Income from Operations	4,169.72	3,187.97	15,295.00
2	Segment Results
	(Profit before tax & interest)
a)	Copper	219.92	110.06	520.05
b)	Phosphoric Acid	20.57	43.00	59.91
c)	Others	(0.11)	(0.10)	(0.26)
	Total	240.38	152.96	579.70
	Less : Interest & Finance Charges	130.87	116.18	277.46
	Add: Other unallocable income net off expenses	379.58	538.86	1,572.04
	Profit before Tax	489.09	575.64	1,874.28
3	Capital Employed
	(Segment Assets less Segment Liabilities)
a)	Copper	5,001.59	3,797.64	3,596.36
b)	Phosphoric Acid	293.14	354.06	253.33
c)	Others	5.07	7.40	5.11
d)	Unallocated	18,234.98	18,479.53	19,374.10
	Total	23,534.78	22,638.63	23,228.90

Notes:-
1	The above results have been reviewed by Audit Committee. The Board of Directors at its meeting held on 25th July 2011 approved the above results and its release.

2	Arising from the announcement of the Institute of Chartered Accountants of India (ICAI) on 29th March, 2008, the Company had adopted Accounting Standard (AS) 30 — ‘Financial Instruments: Recognition and Measurement’ effective from accounting year ended 31st March 2008. Accordingly 4 % Convertible Senior Notes, issued in October 2009, has been accounted for as per AS 30 wherein the conversion option has been measured at the fair value through profit and loss account and the Notes carried at amortised cost. If AS 30 had not been adopted for this transaction, other income would have been lower by Rs 64.84 crore for the quarter ended 30th June 2011, interest & finance charges would have been lower by Rs 27.74 crore for the quarter ended 30th June 2011 and profit after tax would have been lower by Rs. 26.02 crore for the quarter ended 30th June 2011 respectively.

3	On the Special Leave Petition (SLP) filed by the Company, Hon’ble Supreme Court of India vide order dated 1st October 2010 has stayed the operation of the Madras High Court order directing closure of Copper Smelter at Tuticorin. As directed by the Supreme Court, National Environmental Engineering Research Institute (NEERI) inspected the Tuticorin smelter and submitted its report. The matter is now listed for further hearing on 10th August 2011 .

4	Vedanta Aluminum Limited (VAL), an associate of the Company, is in the process of expanding its alumina refinery and its aluminium smelter in the state of Orissa. MOEF has rejected the forest clearance for Niyamgiri Mining lease of Orissa Mining Corporation (OMC) which is one of the sources of supply of Bauxite to VAL. OMC has filed a petition in the Hon’ble Supreme Court and the hearing in this matter is in progress. MOEF has also denied VAL’s application for expansion of alumina refinery. The associate Company is in the process of examining the matter for appropriate action. The management of the Company has evaluated and considered good, its loans granted and investment made in VAL.

5	“Others” business segment represents Aluminium Foils division.

6	The above results are prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 (AS 25 — Interim Financial Reporting) and have been subjected to “Limited Review” by the Auditors of the Company.

7	In terms of Clause 41 of the Listing Agreement, details of number of investor complaints for the quarter ended 30th June 2011: Beginning 0, Received 7, Disposed off 7, Pending 0.

8	Previous Period/Year figures have been regrouped / rearranged / reworked / restated wherever necessary.

By order of the Board

Place:	Mumbai	Anil Agarwal
Dated :	25th July 2011	Chairman

STERLITE INDUSTRIES (INDIA) LIMITED
Regd. Office: SIPCOT Industrial Complex, Madurai Bye Pass Road, TV Pooram P.O., Tuticorin. Tamilnadu-628002
UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER ENDED 3OTH JUNE 2011
(Rs.in crore except as stated)

		Quarter ended		Previous accounting
S.		30.06.2011	Quarter ended	Year ended 31.03.2011
No.	Particulars	(Unaudited)	30.06.2010 (Unaudited)	(Audited)
1	a) Net Sales/Income from Operations	9,824.00	5,924.50	30,248.06
	b) Other Operating Income	36.70	31.09	180.44
	Total Income	9,860.70	5,955.59	30,428.50
2	Expenditure
	a) (Increase)/decrease in stock in trade and work in progress	(69.81)	(246.34)	(565.72)
	b) Consumption of raw materials #	4,594.23	2,923.57	14,937.97
	c) Purchases of traded goods	1.18	1.72	17.20
	d) Employees Cost	385.03	283.69	1,131.65
	e) Depreciation	420.01	217.04	1,030.13
	f) Power, Fuel & Water	764.04	558.42	2,379.57
	g) Other expenditure **	1,427.74	951.19	4,478.36
	Total Expenditure	7,522.42	4,689.29	23,409.16
3	Profit from Operations before Other Income, Interest & Exceptional Items	2,338.28	1,266.30	7,019.34
4	Other Income ^	841.64	691.50	2,480.65
5	Profit before Interest & Exceptional Items	3,179.92	1,957.80	9,499.99
6	Interest & Finance Charges @	173.98	126.85	309.49
7	Profit after Interest but before Exceptional Items	3,005.94	1,830.95	9,190.50
8	Exceptional expenses	4.42	—	56.82
9	Profit from Ordinary Activities before tax after Exceptional Items	3,001.52	1,830.95	9,133.68
10	Tax expenses including Current & Deferred	613.73	368.46	1,811.64
11	Net Profit from Ordinary activities after Tax	2,387.79	1,462.49	7,322.04
12	Extraordinary Items (net of tax)	—	—	—
13	Net Profit for the period after Extraordinary Items	2,387.79	1,462.49	7,322.04
14	Minority Interest	641.99	375.58	1,994.53
15	Consolidated share in the Profit/(Loss) of Associate	(106.07)	(78.48)	(284.99)
16	Net Profit after tax attributable to Consolidated Group after Exceptional Items	1,639.73	1,008.43	5,042.52
17	Paid-up equity share capital (Face value of Re. 1 each)	336.12	336.12	336.12
18	Reserves excluding Revaluation Reserves (As per previous year’s Balance Sheet)			41,099.15
19	Earnings Per Share (Rs.) (Not annualised)*
	— Basic EPS	4.88 *	3.00 *	15.00
	— Diluted EPS	4.73 *	2.83 *	14.32
20	Public Shareholding (Excluding shares against which ADRs are issued)
	Number of Shares	1,151,445,284	1,103,272,266	1,149,541,946
	Percentage of Shareholding	34.26%	32.82%	34.20%
21	Promoters & promoter group Shareholding (Excluding shares against which ADRs are issued) $
(a)	Pledged/Encumbered
	— Number of Shares	—	—	—
	— Percentage of shares	—	—	—
	(as a % of the total shareholding of promoter and promoter group)
(b)	Non-encumbered
	— Number of Shares	1,786,727,678	1,774,568,852	1,774,574,852
	— Percentage of shares	100.00%	100.00%	100.00%
	(as a % of the total shareholding of promoter and promoter group)
	— Percentage of shares	53.16%	52.80%	52.80%
	(as a % of the total share capital of the Company)

#	Comprises (net) of exchange (gain)/loss — Rs. (12.99) crore in Q1 FY 2011-12, Rs. 81.34 crore in Q1 2010-11 & Rs. (36.70) crore in 2010-11.

**	Comprises (net) of exchange (gain)/loss — Rs. (7.60) crore in Q1 FY 2011, Rs. 1.41 crore in Q1 FY 2010-11 & Rs. (19.37) crore in FY 2010-11.

^	Comprises (net) of exchange (gain)/loss — Rs. (58.96) crore in Q1 FY 2011-12, Rs. (20.31) crore in Q1 2010-11 & Rs. 3.44 crore in 2010-11.

@	Comprises (net) of exchange (gain)/loss — Rs. 27.47 crore in Q1 FY 2011-12, Rs. 54.98 crore in Q1 2010-11 & Rs. (21.72) crore in 2010-11.

$	The Promoter and Promoter group in addition to the equity shareholding also hold 4.92% of the equity capital in the form of ADR represented by 16,54,87,852 equity shares.

		Quarter ended		Previous accounting
S.		30.06.2011	Quarter ended	Year ended 31.03.2011
No.	Segment Information	(Unaudited)	30.06.2010 (Unaudited)	(Audited)
1	Segment Revenue
a)	Copper	4,503.92	2,905.91	15,158.62
b)	Aluminium	756.67	665.93	3,024.47
c)	Zinc, Lead and Silver	3,844.60	1,927.72	10,839.86
d)	Power	614.64	258.67	776.83
e)	Others	162.92	220.79	619.11
	Total	9,882.75	5,979.02	30,418.89
Less:	Inter Segment Revenues	58.75	54.52	170.83
	Net Sales/Income from Operations	9,824.00	5,924.50	30,248.06
2	Segment Results
	(Profit before tax & interest)
a)	Copper	291.08	187.75	837.84
b)	Aluminium	159.39	35.64	476.10
c)	Zinc, Lead and Silver	1,812.59	905.05	5,522.75
d)	Power	86.57	117.49	240.97
e)	Others	16.22	42.71	56.54
	Total	2,365.85	1,288.64	7,134.20
Less:	Interest & Finance Charges	173.98	126.85	309.49
Add:	Other unallocable income net off expenses	814.07	669.16	2,365.79
Less:	Exceptional expenses	4.42	—	56.82
	Profit before tax	3,001.52	1,830.95	9,133.68
3	Capital Employed
	(Segment Assets less Segment Liabilities)
a)	Copper	6,065.11	4,730.43	4,529.27
b)	Aluminium	8,036.81	6,410.98	7,377.21
c)	Zinc, Lead and Silver	13,434.02	7,750.76	13,560.57
d)	Power	8,962.03	6,568.14	8,270.77
e)	Others	435.64	395.48	383.10
f)	Unallocable	17,115.35	20,782.05	17,605.83
	Total	54,048.96	46,637.84	51,726.75
The main business segments are, (a) Copper which consist of mining of copper concentrate, manufacturing of copper cathode, continuous cast copper rod, anode slime and dore (b) Aluminium which consist of mining of bauxite and manufacturing of various aluminium products (c) Zinc which consists of mining of ore, manufacturing of zinc and lead ingots and silver (d) Power which consists of Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (e) Other business segment comprise of Phosphoric Acid, Paper, Infrastructure etc. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities respectively.

Notes:-

1	The consolidated and standalone results for the quarter ended 30th June 2011 have been reviewed by Audit Committee at their meeting. The Board of Directors at its meeting held on: 25th July 2011 approved the above results and their release.

2	Exceptional expenses of Rs 4.42 crore for the quarter ended 30th June 2011 represents amount incurred under Voluntary Retirement Scheme at a subsidiary engaged in Zinc, lead & Silver operations.

3	Consequent to acquisition of zinc business at Namibia, South Africa and Ireland in the second half of the FY 2010-11, the results of the current quarter are not strictly comparable with corresponding previous quarter.

4	Consistent with the treatment followed in earlier years, investment in equity shares of a power Company has been considered as an intangible asset. This has resulted in an additional amortisation charge of Rs. 1.17 Crore for the quarter ended 30th June 2011 (corresponding previous quarter Rs. 1.17 crore) and the net profit after tax for the quarter ended 30th June 2011 being lower by Rs. 0.79 crore (corresponding previous quarter Rs. 0.78 crore). This treatment, being in preference to the requirements of Accounting Standards, has been reported by the auditors.

5	Arising from the announcement of the Institute of Chartered Accountants of India (ICAI) on 29th March, 2008, the Company (except for Sterlite Infra Limited, a subsidiary) had adopted Accounting Standard (AS) 30 — ‘Financial Instruments: Recognition and Measurement’ effective from accounting year ended 31st March 2008. Accordingly 4 % Convertible Senior Notes, issued in October 2009, has been accounted for as per AS 30 wherein the conversion option has been measured at the fair value through profit and loss account and the Notes carried at amortised cost. If AS 30 had not been adopted for this transaction, other income would have been lower by Rs 64.84 crore for the quarter ended 30th June 2011, interest & finance charges would have been lower by Rs 27.74 crore for the quarter ended 30th June 2011 and profit after tax would have been lower by Rs. 26.02 crore for the quarter ended 30th June 2011 respectively.

6	On the Special Leave Petition (SLP) filed by the Company, Hon’ble Supreme Court of India vide order dated 1st October 2010 has stayed the operation of the Madras High Court order directing closure of Copper Smelter at Tuticorin. As directed by the Supreme Court, National Environmental Engineering Research Institute (NEERI) inspected the Tuticorin smelter and submitted its report. The matter is now listed for further hearing on 10th August 2011 .

7	Vedanta Aluminum Limited (VAL), an associate of the Company, is in the process of expanding its alumina refinery and its aluminium smelter in the state of Orissa. MOEF has rejected the forest clearance for Niyamgiri Mining lease of Orissa Mining Corporation (OMC) which is one of the sources of supply of Bauxite to VAL. OMC has filed a petition in the Hon’ble Supreme Court and the hearing in this matter is in progress. MOEF has also denied VAL’s application for expansion of alumina refinery. The associate Company is in the process of examining the matter for appropriate action. The management of the Company has evaluated and considered good, its loans granted and investment made in VAL.

8	The above results are prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 (AS 25 — Interim Financial Reporting) and have been subjected to “Limited Review” by the Auditors of the Company.

9	The Company opted to publish only Consolidated Financial results. The standalone results of the Company will be available on Company’s website www.sterlite-industries.com. Additional information on standalone basis are as follows:

			Rs. in Crore
	Quarter ended		Previous accounting
	30.06.2011	Quarter ended	Year ended 31.03.2011
Particulars	(Unaudited)	30.06.2010 (Unaudited)	(Audited)
Net Sales/Income from Operations	4,169.72	3,187.97	15,295.00
Profit Before Tax after exceptional items	489.09	575.64	1,874.28
Profit After Tax after extraordinary items	342.86	419.43	1,419.71
10	In terms of Clause 41 of the Listing Agreement, details of number of investor complaints for the quarter ended 30th June 2011: Beginning 0, Received 7, Disposed off 7, Pending 0.

11	Previous Period/Year figures have been regrouped / rearranged / reworked / restated wherever necessary.

By order of the Board

Place:	Mumbai	Anil Agarwal
Dated :	25th July 2011	Chairman